Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



Brambles

11 February 2004

04010878

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA




RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   Not advised

8) Percentage of issued class

   Not advised

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    11 February 2004

12) Total holding following this notification

    58,290,294

13) Total percentage holding of issued class following this notification

    8.05%

14) Any additional information

15) Name of contact and telephone number for queries

   Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
    making this notification

   Sandra Walters, Assistant Company Secretary

   Date of notification 11 February 2004

Details of Registered Holders

Capital Guardian Trust Company   2.64%

State Street Nominees Limited	3,689,800
Bank of New York Nominees	265,000
Chase Nominees Limited	8,825,876
BT Globenet Nominees Ltd.	227,700
Midland Bank plc	2,292,600
Bankers Trust	875,700
Barclays Bank, Barclays Global Securities Services	368,400
Citibank London	19,200
Nortrust Nominees	1,931,700
Royal Bank of Scotland	8,800
MSS Nominees Limited	18,000
ROY Nominees Limited	28,700
Mellon Nominees (UK) Limited	407,590
HSBC	30,600
Total	18,989,666

Capital International Limited   2.78%

State Street Nominees Limited	624,181
Bank of New York Nominees	4,752,431
Northern Trust	380,615
Chase Nominees Limited	4,790,459
Midland Bank plc	236,500
Bankers Trust	371,042
Barclays Bank, Barclays Global Securities Services	225,100
Citibank London	400,800
Morgan Guaranty	246,045
Nortrust Nominees	2,964,077
Royal Bank of Scotland	39,500
MSS Nominees Limited	194,000
State Street Bank & Trust Co	1,964,512
Lloyds Bank	97,700
Deutsche Bank AG	589,600
HSBC Bank plc	835,840
Mellon Bank N.A.	370,804
Northern Trust AVFC	246,800
KAS UK	31,415
Mellon Nominees (UK) Limited	299,000
Bank One London	321,780

Clydesdale Bank plc	114,800	
Total	20,097,001	
Capital International S.A.		1.44%
State Street Nominees Limited	40,900	
Bank of New York Nominees	68,800	
Chase Nominees Limited	3,269,541	
Credit Suisse London Branch	93,600	
Midland Bank plc	883,900	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	64,400	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	2,202,197	
J.P. Morgan	1,215,136	
State Street Bank & Trust Co.	51,400	
National Westminster Bank	265,900	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	195,100	
Citibank NA	53,300	
Deutsche Bank AG	401,746	
HSBC Bank plc	354,840	
Total	10,430,616	
Capital International Inc.		0.24%
State Street Nominees Limited	968,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	67,100	
Midland Bank plc	196,100	
Bankers Trust	19,000	
Nortrust Nominees	85,326	
Royal Bank of Scotland	213,800	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	39,300	
HSBC Bank plc	114,385	
Total	1,773,011	
Capital Research and Management Company		0.97%
Chase Nominees Limited	7,000,000	
Total	7,000,000	